Exhibit 99.2

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference of our auditors’ report and comments by auditors for U.S. readers on Canada-U.S. reporting differences, both dated March 10, 2004, in Registration Statements No. 333-12130 on Form F-3, No. 333-12780, 333-12802 and 333-12804 on Form S-8 and No. 333-97069 on Form F-10 of BCE Inc. and to the use of our reports dated March 10, 2004, in this Annual Report on Form 40-F of BCE Inc. for the year ended December 31, 2003.

(signed) Deloitte & Touche LLP

Deloitte & Touche LLP

Montreal, Canada
April 14, 2004